UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

GOLD RESERVE INC.
(Name of Issuer)

          Class A Common Shares
(Title of Class of Securities)

            38068N108
(CUSIP Number)

John Maynard
West Face Capital Inc.
2 Bloor Street East, Suite 810
Toronto, Ontario M4W 1A8
647-724-8911
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

         June 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power None
	8.	Shared Voting Power 11,384,509 (1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 11,384,509 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,384,509 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.12% based on 59,536,172 shares outstanding as of May 13, 2010. (1)
14.	Type of Reporting Person: CO, IA

(1)  This amount includes an amount of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.

SCHEDULE 13D
Page 3 of  7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power None
	8.	Shared Voting Power 11,384,509 (1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 11,384,509 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,384,509 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.12% based on 59,536,172 shares outstanding as of May 13, 2010. (1)
14.	Type of Reporting Person: IN, HC

(1)  This amount includes an amount of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.

Page 4 of  7 Pages

This Amendment No. 7 relates to the Statement of Beneficial Ownership on Schedule 13D filed by West Face Capital Inc. (“West Face”) and Gregory A. Boland (“Mr. Boland”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on September 25, 2009 (the “Initial Schedule 13D”), Amendment No. 1 to the Schedule 13D filed on October 20, 2009 (“Amendment No. 1 to the Schedule 13D”), Amendment No. 2 to the Schedule 13D filed on November 4, 2009 (“Amendment No. 2 to the Schedule 13D”), Amendment No. 3 to the Schedule 13D filed on January 11, 2010 (“Amendment No. 3 to the Schedule 13D”), Amendment No. 4 to the Schedule 13D filed on February 1, 2010 (“Amendment No. 4 to the Schedule 13D”), and Amendment No. 5 to the Schedule 13D filed on March 16, 2010 (“Amendment No. 5 to the Schedule 13D”), and Amendment No. 6 to the Schedule 13D filed on April 19, 2010 ("Amendment No. 6 to the Schedule13D"). Except as set forth below, all Items of the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D , Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the Schedule 13D and Amendment No. 6 to the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to reflect the following information for updating as of  June 28, 2010.

Since Amendment No. 6 to the Schedule 13D filed on April 9, 2010, all Shares acquired by the Reporting Persons were acquired for the account of WFMF, WFLP and WFCLP.  The aggregate purchase price paid by the Reporting Persons for such Shares was approximately $1,035,561.

Item 4.                    Purpose of Transaction

Item 4 of the Statement is hereby amended to reflect the following information for updating as of June 28,2010

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations and capital structure.  The Reporting Persons may also discuss with the Company the concept of the Reporting Persons receiving  representation on the board of directors of the Company.  Although the acquisition of the Shares is for investment purposes, the Reporting Persons may have engaged in, and may continue to pursue, either alone or with others, discussions with management or directors of the issuer regarding alternatives to protect, grow and ultimately realize long-term value for shareholders.  In this regard, the Reporting Persons recently sent a letter to the Company recommending certain actions, which is attached hereto as Exhibit B.  Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such other alternatives as the Reporting Persons deem appropriate with other shareholders, industry analysts, investment and financing professionals or any other third parties.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (c), and (f) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Page 5 of  7 Pages

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to reflect the following information for updating as of June 28, 2010.

According to information filed by the Company with the Commission, as of May 13, 2010 the number of Shares outstanding was 57,781,663 based on the Company’s most recently filed Quarterly Report on Form 10-Q, filed on May 13, 2010.  Pursuant to Rule 13d-3(d)(1)(i)(D), in calculating the percentages of beneficial ownership Reporting Persons have added 1,754,509 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons may be entitled to obtain upon the conversion of convertible bonds.

(a)  Each of West Face and Mr. Boland may be deemed to be the beneficial owner of 11,384,509 Shares (approximately 19.12% of the total number of Shares outstanding).  This amount consists of: (A) 6,170,757 Shares held for the account of WFMF; (B) 3,659,788 Shares held for the account of WFLP; and (C) 1,553,964 Shares held for the account of WFCLP.

(b) Each of West Face and Mr. Boland may be deemed to have shared power to direct the voting and disposition of the 11,384,509 Shares that they may be deemed to beneficially own as set forth above.

(c) Except for the transactions listed on Annex A hereto, all of which were effected through routine brokerage transactions, there have been no transactions with respect to the Shares other than those transactions reflected on the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the Schedule 13D and Amendment No. 6 to the Schedule 13D.

In accordance with Rule 13d-4 under the Exchange Act, the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the Schedule 13D, Amendment No. 6 to the Schedule 13D, this Schedule 13D, and any amendments thereto, shall not be construed as an admission that the Reporting Persons are beneficial owners of any securities reflected on the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the Schedule 13D, this Schedule 13D, Amendment No. 6 to the Schedule 13D, and any amendments thereto. The Reporting Persons note that, upon conversion of the convertible notes held, the Issuer will have the option to deliver common shares, cash, or a combination of cash and common shares for the notes surrendered, and the Issuer will provide notice of its election to deliver part or all of the conversion consideration in cash within two business days of receipt of the notice of conversion. In this regard, the Reporting Persons believe, pursuant to Rule 13d-3(d)(1), that they should not be deemed to be a beneficial owner of the underlying equity securities when satisfaction of conditions to an investor's right to acquire the securities, such as is the situation here with respect to the convertible notes, remains outside the Reporting Person's control.

SCHEDULE 13D
Page 6 of  7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2010	WEST FACE CAPITAL INC.

By: __/s/ John Maynard________
Name: John Maynard
Title: Chief Financial Officer

Date: June 30, 2010	GREGORY A. BOLAND
By: ___/s/ Gregory A. Boland___

Page 7 of  7 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
GOLD RESERVE INC.

A.  Transactions for the account of West Face Long Term Opportunities Master Fund L.P.:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
6/7/2010	PURCHASE	24,403	5.6304
6/7/2010	PURCHASE	272,500	0.8899
6/28/2010	PURCHASE	233,200	0.8201

B. Transactions for the account of West Face Long Term Opportunities (USA) Limited Partnership:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
6/7/2010	PURCHASE	12,202	5.6304
6/7/2010	PURCHASE	162,500	0.8999
6/28/2010	PURCHASE	138,400	0.8201

C. Transactions for the account of West Face Long Term Opportunities Limited Partnership:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
6/7/2010	PURCHASE	4,775	5.6304
6/7/2010	PURCHASE	65,000	0.8899
6/28/2010	PURCHASE	58,400	0.8201